Exhibit 3.2

CERTIFICATE OF DESIGNATION OF FIRST CHOICE HEALTHCARE SOLUTIONS, INC.

CREATING CLASS A SUPER VOTING PREFERRED STOCK

First Choice Healthcare Solutions, a Delaware corporation (the “Corporation”), hereby certifies that, pursuant to the authority to designate up to 1,000,000 shares of preferred stock with such rights and designations as the Board may determine in its discretion, conferred upon the Board of Directors of the Corporation (the “Board”) by Article Fourth of the Articles of Incorporation, filed on December 14, 2011, the Board hereby adopts the following Certificate of Designation authorizing four (4) shares of the Corporation’s Series A Super Voting Preferred Stock (the “Series A Super Voting Preferred Stock”):

RESOLVED, that pursuant to the authority vested in the Board by the Corporation’s Articles of Incorporation, the Board hereby authorizes the Chief Executive Officer to file with the Delaware Secretary of State this Certificate of Designation establishing a new series of capital stock to be known as “Series A Super Voting Preferred Stock,” consisting of Four (4) shares with the following designations, preferences, rights, qualifications, limitations and privileges:

1. Designation and Amount; Designated Holder. Of the One Million (1,000,000) shares of the Company’s authorized Preferred Stock, $0.10 par value per share, Four (4) shares are designated as “Series A Super Voting Preferred Stock,” with the rights and preferences set forth below. Each of the corporation’s four directors will receive a share of the Series A Super Voting Preferred Stock (the “Holders”), in whose name the initial certificates representing the Series A Super Voting Preferred Stock shall be issued. Any transfer of the Series A Super Voting Preferred Stock to a different Holder must be approved in advance by the Corporation; provided, however, the Holders shall have the right to transfer the Series A Super Voting Preferred Stock, or any portion thereof, to any affiliate of such Holder or nominee of such Holder, without the approval of the Corporation.

2. Rights of Series A Preferred Stock. The Series A Super Voting Preferred Stock shall have no value in the event of the liquidation of the Corporation or any rights to distributions declared by the Corporation. The Series A Super Voting Stock Preferred Stock is not convertible into shares of Common Stock or other equity securities of the Corporation. The only rights granted to the Series A Super Voting Preferred Stock are the voting rights specified in Paragraph 3 below.

3. Voting Rights. The holders of the Series A Super Voting Preferred Stock shall be entitled to vote on all matters subject to a vote or written consent of the holders of the Corporation’s Common Stock, and on all such matters, the four (4) shares of Series A Super Voting Preferred Stock shall be entitled to that number of votes equal to the number of votes that all issued and outstanding shares of Common Stock and all other voting securities of the Corporation are entitled to, as of any such date of determination, plus one million (1,000,000) votes, it being the intention that the Holders of the Series A Super Voting Preferred Stock shall have effective voting control of the Corporation, on a fully diluted voting basis. Accordingly, each share of Series A Super Voting Stock shall entitle the Holder to that number of votes as is equal to 12.5% of the outstanding shares of Common Stock and all other voting securities of the Corporation are entitled to, as of such date of determination, plus 250,000 votes. The Holders of the Series A Super Voting Preferred Stock shall vote together with the holders of Common Stock as a single class.

4. Protection Provisions.

(a) The Corporation shall not amend, alter, change or repeal the preferences, privileges, special rights or other powers of the Series A Super Voting Preferred Stock to adversely affect the Series A Super Voting Preferred Stock, without the written consent of the majority of Holders.

(b) So long as shares of Series A Super Voting Preferred Stock are outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent, as provided by law) of the majority of Holders, which consent may be withheld in the Holder’s sole and absolute discretion: (i) dissolve the Corporation or effectuate a liquidation; (ii) alter, amend, or repeal the Certificate of Incorporation of the Corporation; or (iii) issue any securities of the Corporation of any nature or kind, including securities convertible into any capital stock of the Corporation.

(c) In case Series A Super Voting Preferred Stock shall be redeemed or otherwise cancelled or re-acquired by the Corporation, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of Preferred Stock and shall no longer be designated as Series A Super Voting Preferred Stock.

5. Severability. If any right, preference or limitation of the Series A Super Voting Preferred Stock set forth herein is invalid, unlawful or incapable of being enforced by reason of any rule, law or public policy, all other rights, preferences and limitations set forth herein that can be given effect without the invalid, unlawful or unenforceable right, preference or limitation shall nevertheless remain in full force and effect, and no right, preference or limitation herein shall be deemed dependent upon any other such right, preference or limitation unless so expressed herein.

6. Amendment. This Certificate of Designation shall not be amended, either directly or indirectly or through merger or consolidation with another entity, in any manner that would alter or change the powers, preferences or special rights of the Series A Super Voting Preferred Stock to affect them materially and adversely without the consent of the majority of Holders.

7. Replacement. Upon receipt of evidence reasonably satisfactory to the Corporation (an affidavit of the registered holder shall be satisfactory) of the ownership and the loss, theft, destruction, or mutilation of any certificate evidencing shares of Series A Super Voting Preferred Stock, and in the case of any such loss, theft or destruction upon receipt of indemnity reasonably satisfactory to the Corporation or in the case of any such mutilation upon surrender of such certificate, the Corporation, at its expense, shall execute and deliver in lieu of such certificate a new certificate of like kind representing the number of shares of such Series represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

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IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be executed by the Chief Executive Officer of the Corporation, this 3rd day of May 2021.

By:	/s/ Lance Friedman
Lance Friedman
Chief Executive Officer